# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Etoiles Capital Group Co., Ltd, CIK 0002058349
CUSIP: G3139J109
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Unit 03-04, 25/F, Cosco Tower, 183 Queen's Road Central, Sheung wan, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0002101670
Persons authorized to receive notices and communications: Kit Shing, CHEUNG, Vistra Corporate Services Cente, Wickhams Cay II, Road Town, Tortola, Virgin Islands British (D8), VG1110, 852-2398-8699

## Reporting persons
- Etoiles Zeneo Investment Ltd (CIK 0002101670): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 10,287,000; shared voting power 0; sole dispositive power 10,287,000; shared dispositive power 0; aggregate amount beneficially owned 10,287,000 (68.08% of the class)
  Comment: Percentage of ownership is based on 15,110,000 Class A Ordinary Shares, consisting of 15,110,000 as of the date of this Schedule 13D.
- Kit Shing, CHEUNG (CIK 0002101671): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 10,287,000; shared voting power 0; sole dispositive power 10,287,000; shared dispositive power 0; aggregate amount beneficially owned 10,287,000 (68.08% of the class)
  Comment: Represents 10,287,000 Class A Ordinary Shares held by Etoiles Zeneo Investment Ltd as of the date hereof. Etoiles Zeneo Investment Ltd, a British Virgin Islands business company wholly owned by Mr. Kit Shing, CHEUNG, our Director, CEO and Chairperson of the Board of Directors of the Company. Percentage of ownership is based on 15,110,000 Class A Ordinary Shares, consisting of 15,110,000 as of the date of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Etoiles Capital Group Co., Ltd
Address of issuer's principal executive offices: Unit 03-04, 25/F, Cosco Tower, 183 Queen's Road Central, Sheung wan, Hong Kong (K3), 0000

## Item 2. Identity and Background
Name of person filing: This Statement is being jointly filed by Etoiles Zeneo Investment Ltd, a British Virgin Islands business company, and Kit Shing, CHEUNG, an individual (together, the "Reporting Person"), pursuant to a joint filing agreement, dated August 31, 2026 (the "Joint Filing Agreement"), which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.
Residence or business address:
The business address of the Reporting Person is Vistra Corporate Services Cente, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

The principal address of Kit Shing, CHEUNG is Unit 03-04, 25/F, Cosco Tower, 183 Queen's Road Central, Sheung Wan, Hong Kong , Hong Kong.
Present principal occupation or employment:
The principal business of Etoiles Zeneo Investment Ltd is a holding company of its passive investment.

Kit Shing, CHEUNG's principal occupation or employment is director at Etoiles Capital Group Co., Ltd, acting as Director, CEO and Chairperson of the Board of Directors, and is located at Unit 03-04, 25/F, Cosco Tower, 183 Queen's Road Central, Sheung Wan, Hong Kong , Hong Kong.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship:
Etoiles Zeneo Investment Ltd is a British Virgin Islands company.

Kit Shing, CHEUNG is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 4, 2024, Etoiles Capital Group Co., Ltd (the "Company") passed board resolutions and shareholder resolutions to re-designate our authorized share capital from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into (i) 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (ii) 50,000,000 Class B Ordinary Shares of par value of US$0.0001 by re-designating (a) 449,990,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 449,990,000 Class A Ordinary Shares of par value of US$0.0001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each, and re-designating a total of 10,000 issued ordinary shares of par value of US$0.0001 owned by Etoiles Zeneo Investment Limited into 10,000 Class A ordinary shares of par value of US$0.0001 each. Simultaneously, the Company issued 13,490,000 Class A ordinary shares of par value of US$0.0001 each and 10,000,000 Class B ordinary shares of par value of US$0.0001 each to Etoiles Zeneo Investment Limited.

On November 4, 2024, Etoiles Zeneo Investment Limited entered into five sale and purchase agreements (the "Sale and Purchase Agreements") with Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited, respectively. Pursuant to the Sales and Purchase Agreements, Etoiles Zeneo Investment Limited sold, and Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited acquired, 4.90%, 4.60%, 4.70%, 4.70% and 4.90% of the issued Class A equity interests in the Company, at the consideration of US$125,642, US$117,949, US$120,513, US$120,513 and US$125,642, respectively. On the same date, Etoiles Zeneo Investment Limited executed the instrument of transfers whereby Etoiles Zeneo Investment Limited have transferred 661,500, 621,000, 634,500, 634,500 and 661,500 Class A Ordinary Shares, out of its 13,500,000 Class A Ordinary Shares, to Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited, respectively. Subsequent to the transfers, Etoiles Zeneo Investment Limited held 10,287,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares of the Company.

On May 8, 2025 and July 14, 20[MT5.1]26, Etoiles Zeneo Investment Limited proposed to voluntarily surrender 5,000,000 Class B Ordinary Shares and 5,000,000 Class B Ordinary Shares to the Company for no consideration for the cancellation, and the Company approved the surrender and cancellation of such shares on May 8, 2025 and July 14, 20[MT6.1]26, respectively. Subsequently, Etoiles Zeneo Investment Limited held 10,287,000 Class A Ordinary Shares of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

The Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans, or proposals regarding the Issuer or the ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: the information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: the information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, dated August 31, 2026

## Signatures
- Etoiles Zeneo Investment Ltd: /s/ Kit Shing, CHEUNG, Kit Shing, CHEUNG, Director (08/31/2026)
- Kit Shing, CHEUNG: /s/ Kit Shing, CHEUNG, Kit Shing, CHEUNG (08/31/2026)